FIRSTMERIT Corporation

Fourth Quarter 2014 Earnings Conference Call

Supplemental Information

January 27, 2015



Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, the Corporation's ability to realize the synergies and benefits contemplated by the acquisition of Citizens, such as it being accretive to earnings and expanding the Corporation's geographic presence, in the time frame anticipated or at all, and those risk factors detailed in the Corporation's periodic reports filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.



FIRSTMERIT. Corporation

Q4 2014 Highlights

- 63rd consecutive quarter of profitability

- Net income of $61.1 million/$0.36 per diluted common share

  - Return on average assets of 0.98%
  - Return on average equity of 8.50%

- Dividend of $0.16 per common share

- Solid asset quality results

  - NCO ratio at 0.12%
  - NPA ratio at 0.44%

- Robust tangible common equity ratio of 7.98% at December 31, 2014



Income Statement Highlights

(dollars in thousands except per share data)	2014 4th Qtr	2014 3rd Qtr	2013 4th Qtr	Change 4Q14 vs. 2014 3rd Qtr	Change 4Q14 vs. 2013 4th Qtr
Net interest income FTE [a]	$ 196,509	$ 197,644	$ 202,145	(0.57)%	(2.79)%
FTE adjustment [a]	3,998	4,066	4,077	(1.67)	(1.94)
Provision for originated loan losses	8,662	4,862	1,552	78.16	458.12
Provision for acquired loan losses	3,407	4,411	5,515	(22.76)	(38.22)
Provision/(recapture) for covered loan losses	1,228	(81)	2,983	N/M	(58.83)
Noninterest income	71,960	69,733	72,420	3.19	(0.64)
Noninterest expense	165,041	163,145	178,620	1.16	(7.60)
Net income	61,079	63,898	57,174	(4.41)	6.83
Diluted EPS	0.36	0.37	0.33	(2.70)	9.09

N/M - Not meaningful

[a] The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income. Net interest income was $192.5 million, $193.6 million and $198.1 million for the three months ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively. The taxable-equivalent adjustment to net interest income was $4.0 million, $4.1 million and $4.1 million for the three months ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively.



FIRSTMERIT Corporation

Asset Yields / Liability Costs*

(dollars in thousands)	Q4 2014			Q3 2014			Q4 2013		
Total investment securities and federal funds sold	$	6,614,291	2.44%	$	6,638,710	2.44%	$	6,301,642	2.47%
Originated loans		12,306,171	3.55%		11,814,314	3.55%		9,988,587	3.80%
Acquired loans		2,599,622	8.09%		2,888,074	8.03%		3,669,292	7.50%
Covered loans		384,097	5.52%		445,712	5.77%		623,981	7.31%
Total loans		15,289,890	4.39%		15,148,100	4.49%		14,281,860	4.92%
Total earning assets		21,920,889	3.80%		21,804,243	3.86%		20,593,750	4.17%
Demand – non interest bearing	$	5,706,631	—%	$	5,603,104	—%	$	5,546,316	—%
Demand – interest bearing		3,021,188	0.10%		3,100,904	0.10%		2,875,375	0.10%
Savings and money market accounts		8,381,548	0.26%		8,492,172	0.26%		8,544,097	0.28%
Certificates and other time deposits		2,341,280	0.43%		2,335,620	0.48%		2,551,688	0.39%
Total deposits		19,450,647	0.18%		19,531,800	0.19%		19,517,476	0.19%
Borrowings		2,043,070	0.94%		1,941,835	1.11%		1,474,007	1.38%
Total interest bearing liabilities		15,787,086	0.34%		15,870,531	0.37%		15,445,167	0.37%

(*) The interest income earned on certain earning assets is completely or partially exempt from federal and/or state income taxes. As such, these tax-exempt securities typically yield lower returns than taxable securities. To provide more meaningful comparisons of net interest margins for all earning assets, net interest income on a taxable-equivalent basis (TE) is used in calculating net interest margin by increasing the interest earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under generally accepted accounting principles in the Consolidated Statements of Income. Net interest income was $192.5 million, $193.6 million and $198.1 million for the three months ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively. The taxable-equivalent adjustment to net interest income was $4.0 million, $4.1 million and $4.1 million for the three months ended December 31, 2014, September 30, 2014 and December 31, 2013, respectively.



FIRSTMERIT®
Corporation

Net Interest Margin



Total and Core Net Interest Margin



FirstMerit Core   **CRBC Loan Discount Accretion**

Net interest margin	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
4Q 2014	4.12%	4.05%	3.89%	3.84%	3.75%	3.60%	3.56%
FirstMerit Core	3.54%	3.56%	3.51%	3.51%	3.48%	3.35%	3.33%
CRBC Loan Discount Accretion	0.59%	0.49%	0.38%	0.33%	0.27%	0.25%	0.23%

Credit Results – Originated Loans

Net charge-offs $mm

Quarter	4Q13	1Q14	2Q14	3Q14	4Q14
Net charge-offs	$3.4	$8.0	$6.2	$5.9	$3.8
NCO Ratio	0.13%	0.31%	0.22%	0.20%	0.12%

Reserve/NPLs

Quarter	4Q13	1Q14	2Q14	3Q14	4Q14
Reserve/NPLs	247.4%	229.2%	269.6%	248.8%	293.3%
NPA Ratio	0.60%	0.58%	0.53%	0.52%	0.44%



Fee Income

(dollars in thousands)	2014 4th Qtr	2014 3rd Qtr	2013 4th Qtr	Change 4Q14 vs.	
				2014 3rd Qtr	2013 4th Qtr
Trust department income	$ 9,831	$ 10,300	$ 10,255	(4.55)%	(4.13)%
Service charges on deposits	17,597	18,684	19,084	(5.82)	(7.79)
Credit card fees	13,305	13,754	12,414	(3.26)	7.18
ATM and other service fees	6,181	6,182	5,659	(0.02)	9.22
Bank owned life insurance income	7,337	4,218	4,037	73.94	81.74
Investment services and insurance	4,171	3,606	3,530	15.67	18.16
Investment securities gains/(losses), net	16	14	—	14.29	N/M
Loan sales and servicing income	3,112	4,740	3,577	(34.35)	(13.00)
Other operating income	10,410	8,235	13,864	26.41	(24.91)
Total noninterest income	$ 71,960	$ 69,733	$ 72,420	3.19 %	(0.64)%

N/M - Not meaningful

Noninterest Expense

(dollars in thousands)	2014 4th Qtr	2014 3rd Qtr	2013 4th Qtr	Change 4Q14 vs. 2014 3rd Qtr	Change 4Q14 vs. 2013 4th Qtr
Salaries and wages	$ 71,638	$ 71,769	$ 76,685	(0.18)%	(6.58)%
Pension and employee benefits	18,261	18,824	16,936	(2.99)	7.82
Net occupancy expense	14,188	13,887	14,066	2.17	0.87
Equipment expense	12,133	12,188	13,177	(0.45)	(7.92)
Taxes, other than federal income taxes	1,661	1,286	2,618	29.16	(36.55)
Stationary, supplies and postage	3,767	3,723	4,895	1.18	(23.04)
Bankcard, loan processing and other costs	11,830	11,151	10,886	6.09	8.67
Advertising	3,586	3,942	4,855	(9.03)	(26.14)
Professional services	6,440	5,270	8,358	22.20	(22.95)
Telephone	2,779	2,831	3,427	(1.84)	(18.91)
Amortization of intangibles	2,933	2,933	2,692	—	8.95
FDIC expense	5,989	2,988	5,106	100.44	17.29
Other operating expenses	9,836	12,353	14,919	(20.38)	(34.07)
Total noninterest expense	$ 165,041	$ 163,145	$ 178,620	1.16 %	(7.60)%



Originated Commercial Loan Portfolio*

Average Originated Commercial Loans
$ in millions



Average Originated Commercial Loan Composition



- C&I
- CRE-owner occupied
- CRE-medical/healthcare
- CRE-multi-family
- CRE-Industrial const.
- CRE-Retail
- CRE-warehouse
- CRE-general

77% of Average Originated Loans are C&I or Owner Occupied CRE
Total Average Commercial Loan Portfolio is $9.1 billion

(*) Excludes acquired loans from Citizens and loans covered by loss sharing agreements with the FDIC.

Deposits*

Average Core Deposits*
$ in millions



16,966	17,234	17,163	17,196	17,109
4Q13	1Q14	2Q14	3Q14	4Q14

Average Total Deposits



- DDA-non-interest — 29%
- DDA-interest — 16%
- Savings/MMA — 43%
- CDs — 12%

88% of deposits are core deposits.

(*) Core deposits include all deposits less certificates of deposit.

Capital Position

(dollars in thousands)	December 31, 2014		September 30, 2014		December 31, 2013	
Consolidated						
Total equity	$2,834,281	11.38%	$2,820,431	11.46%	$2,702,894	11.30%
Common equity [a]	2,734,281	10.98%	2,720,431	11.05%	2,602,894	10.89%
Tangible common equity [a] [c]	1,921,521	7.98%	1,904,738	8.01%	1,778,399	7.70%
Tier 1 capital [a] [b] [c]	2,004,461	11.42%	1,947,161	11.17%	1,880,804	11.52%
Total risk-based capital [a] [b] [c]	2,659,149	15.15%	2,344,137	13.45%	2,279,891	13.97%
Tier 1 leverage [b] [c]	2,004,461	8.43%	1,947,161	8.22%	1,880,804	8.14%

[a] See Reconciliation of Non-GAAP Measures.
[b] December 31, 2014 data is estimated.
[c] December 31, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million from that previously reported.

FIRSTMERIT. Corporation

Acquired Loans

(Dollars in thousands)

	Impaired Acquired Loans		Nonimpaired Acquired Loans		Total Acquired Loans	
As of Acquisition Date, April 12, 2013						
Loan balance [1]	$	946,465	$	4,017,304	$	4,963,769
Fair value mark		126,750		220,015		346,765
Total fair value of loans acquired		819,715		3,797,289		4,617,004
Discount at Acquisition Date		13.39%		5.48%		6.99%
Previous Five Quarters						
December 31, 2013						
Loan balance	$	712,016	$	3,042,881	$	3,754,897
Remaining loan mark		111,016		147,683		258,699
Recorded investment		601,000		2,895,198		3,496,198
Discount		15.59%		4.85%		6.89%
March 31, 2014						
Loan balance	$	656,357	$	2,816,436	$	3,472,793
Remaining loan mark		99,158		133,653		232,811
Recorded investment		557,199		2,682,783		3,239,982
Discount		15.11%		4.75%		6.70%
June 30, 2014						
Loan balance	$	615,365	$	2,622,093	$	3,237,458
Remaining loan mark		96,115		119,132		215,247
Recorded investment		519,250		2,502,961		3,022,211
Discount		15.62%		4.54%		6.65%
September 30, 2014						
Loan balance	$	569,848	$	2,368,365	$	2,938,213
Remaining loan mark		90,798		105,092		195,890
Recorded investment		479,050		2,263,273		2,742,323
Discount		15.93%		4.44%		6.67%
December 31, 2014						
Loan balance	$	506,500	$	2,142,390	$	2,648,890
Remaining loan mark		83,291		92,210		175,501
Recorded investment		423,209		2,050,180		2,473,389
Discount		16.44%		4.30%		6.63%

[1] The outstanding balance of impaired and nonimpaired acquired loans at the Acquisition Date were $1.1 billion and $4.0 billion, respectively. The outstanding balance represents the undiscounted sum of all amounts, including principal, interest, fees and penalties, owed to the investor at the reporting date, whether or not currently due or charged-off.

Acquired Loans

Nonimpaired Acquired Loans - Purchase Discount

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Beginning balance	$ 107,538	$ 121,736	$ 136,526	$ 153,925	$ 174,350
Scheduled accretion	(7,395)	(8,384)	(9,020)	(10,552)	(13,288)
Pay-offs	(3,820)	(4,129)	(3,578)	(4,661)	(3,832)
Accelerated prepayments	(1,598)	(1,401)	(1,794)	(1,767)	(2,749)
Total Income	(12,813)	(13,914)	(14,392)	(16,980)	(19,870)
Charge offs	(182)	(284)	(398)	(419)	(556)
Ending balance	$ 94,543	$ 107,538	$ 121,736	$ 136,526	$ 153,925
Muni loans mark, classified as investments	$ 2,333	$ 2,446	$ 2,604	$ 2,873	$ 6,242
Loans mark, classified as loans	92,210	105,092	119,132	133,653	147,683
Total mark on loans, above	$ 94,543	$ 107,538	$ 121,736	$ 136,526	$ 153,925

Nonimpaired Acquired Loans - Allowance

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Beginning balance	$ —	$ —	$ —	$ —	$ —
Charge offs	(3,249)	(4,893)	(5,278)	(6,130)	(5,617)
Recoveries	1,092	1,711	1,466	537	843
Provision for loan losses	2,157	3,182	3,812	5,593	4,774
Ending balance	$ —	$ —	$ —	$ —	$ —

An allowance for nonimpaired acquired loans is estimated using a methodology similar to that used for originated loans. The allowance determined for each nonimpaired acquired loan is compared to the remaining fair value discount for that loan. If the computed allowance is greater, the excess is added to the allowance through a provision for loan losses. If the computed allowance is less, no additional allowance is recognized. Charge-offs and actual losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan. Actual losses first reduce any remaining fair value discount for the loan. Once the discount is fully depleted, losses are applied against the allowance established for that loan.

During the three months ended December 31, 2014, provision, equal to net charge-offs, of $2.2 million was recorded on nonimpaired acquired loans. These charged-off loans were mainly consumer loans that were written off in accordance with the Corporation's credit policies based on a predetermined number of days past due. As of December 31, 2014, the fair value discount on acquired nonimpaired loans was greater than the required allowance, therefore, no allowance for acquired nonimpaired loan losses was recorded.

FIRSTMERIT. Corporation

Acquired Loans

Impaired Acquired Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q4 2014		Q3 2014		Q2 2014		Q1 2014		Q4 2013	
	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount
Beginning balance	$ 126,424	$ 479,050	$ 137,442	$ 519,250	$ 142,284	$ 557,199	$ 136,646	$ 601,000	$ 106,607	$ 670,867
Additions	—	—	—	—	—	—	—	—	—	—
Accretion	(11,834)	11,834	(12,950)	12,950	(12,746)	12,746	(11,741)	11,741	(9,140)	9,140
Net Reclassifications from non-accretable to accretable	9,165	—	6,646	—	10,499	—	19,514	—	46,361	—
Payments, received, net	—	(67,675)	—	(53,150)	—	(50,695)	—	(55,542)	—	(79,007)
Disposals	(4,305)	—	(4,714)	—	(2,595)	—	(2,135)	—	(7,182)	—
Ending balance	$ 119,450	$ 423,209	$ 126,424	$ 479,050	$ 137,442	$ 519,250	$ 142,284	$ 557,199	$ 136,646	$ 601,000

Impaired Acquired Loans - Allowance

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Beginning balance	$ 6,206	$ 4,977	$ 2,974	$ 741	$ —
Charge offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provision for loan losses	1,251	1,229	2,003	2,233	741
Ending balance	$ 7,457	$ 6,206	$ 4,977	$ 2,974	$ 741

The allowance for acquired impaired loans is determined by comparing the present value of the cash flows expected to be collected to the carrying amount for a given pool of loans. Management reforecasts the estimated cash flows expected to be collected on acquired impaired loans on a quarterly basis. If the present value of expected cash flows for a pool is less than its carrying value, impairment is recognized by an increase in the allowance and a charge to the provision for loan losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan pool.

The first re-estimation of cash flows on the impaired loans since acquisition was completed in Q4 2013. The re-estimation performed in Q4 2014 resulted in impairment of $1.3 million.

Covered Loans

Impaired Covered Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q4 2014 Accretable Yield	Q4 2014 Carrying Amount	Q3 2014 Accretable Yield	Q3 2014 Carrying Amount	Q2 2014 Accretable Yield	Q2 2014 Carrying Amount	Q1 2014 Accretable Yield	Q1 2014 Carrying Amount	Q4 2013 Accretable Yield	Q4 2013 Carrying Amount
Beginning balance	$ 51,945	$ 284,566	$ 53,655	$ 316,481	$ 63,003	$ 364,488	$ 67,282	$ 403,692	$ 79,138	$ 447,799
Accretion	(7,723)	7,723	(9,683)	9,683	(12,139)	12,139	(12,616)	12,616	(13,201)	13,201
Net Reclassifications from non-accretable to accretable	(3,449)	—	8,684	—	5,549	—	6,057	—	6,238	—
Payments, received, net	—	(59,837)	—	(41,598)	—	(60,146)	—	(51,820)	—	(57,308)
Disposals	(3,262)	—	(711)	—	(2,758)	—	2,280	—	(4,893)	—
Ending balance	$ 37,511	$ 232,452	$ 51,945	$ 284,566	$ 53,655	$ 316,481	$ 63,003	$ 364,488	$ 67,282	$ 403,692

Impaired Covered Loans - Allowance

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Beginning balance	$ 42,988	$ 45,109	$ 49,970	$ 44,027	$ 45,544
Net provision/(recapture)	313	2,827	(451)	7,879	4,883
Net recapture/(provision) from FDIC loss share	915	(2,908)	3,897	(4,824)	(1,900)
Net provision for covered loan losses	1,228	(81)	3,446	3,055	2,983
Increase/(decrease) in loss share receivable	(915)	2,908	(3,897)	4,824	1,900
Loans charged-off	(2,805)	(4,948)	(4,410)	(1,936)	(6,400)
Ending balance	$ 40,496	$ 42,988	$ 45,109	$ 49,970	$ 44,027

Loss Share Receivable

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Beginning balance	$ 30,746	$ 43,981	$ 54,748	$ 61,827	$ 69,986
Accretion	(3,963)	(6,932)	(4,185)	(5,863)	(4,979)
Net recapture of /(provision from) impairment	(915)	2,908	(3,897)	4,824	1,900
FDIC reimbursement	(4,507)	(7,006)	(1,237)	(5,087)	(4,004)
Covered loans paid in full	672	(2,205)	(1,448)	(953)	(1,076)
Ending balance	$ 22,033	$ 30,746	$ 43,981	$ 54,748	$ 61,827

FIRSTMERIT. Corporation

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Shareholders' equity (GAAP)	$ 2,834,281	$ 2,820,431	$ 2,791,738	$ 2,742,966	$ 2,702,894
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Common shareholders' equity (non-GAAP)	2,734,281	2,720,431	2,691,738	2,642,966	2,602,894
Less: Intangible assets	71,020	73,953	76,886	79,819	82,755
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Tangible common equity (non-GAAP)	1,921,521	1,904,738	1,873,112	1,821,407	1,778,399
Total assets (GAAP)	$ 24,902,347	$ 24,608,207	$ 24,564,431	$ 24,498,661	$ 23,912,028
Less: Intangible assets	71,020	73,953	76,886	79,819	82,755
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Tangible assets (non-GAAP)	$ 24,089,587	$ 23,792,514	$ 23,745,805	$ 23,677,102	$ 23,087,533
Tangible common equity to tangible assets ratio (non-GAAP) [b]	7.98%	8.01%	7.89%	7.69%	7.70%

[a] December 31, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million from previously reported.



Reconciliation of Non-GAAP Measures: Tier 1 common equity

The following table provides calculations of Tier 1 capital (regulatory) and Tier 1 common equity (non-GAAP). Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is prescribed in amount by federal banking regulations. These regulators are supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not prescribed in amount by federal banking regulations (under Basel I), analysts and banking regulators have assessed the Corporation's capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by U.S. GAAP or prescribed in any amount by federal banking regulations (under Basel I), this measure is currently considered to be a non-GAAP financial measure and other entities may calculate it differently than the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using Tier 1 common equity, Management believes that it is useful to provide investors the ability to assess the Corporation's capital adequacy on this same basis.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a company's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk-weighted category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity (non-GAAP). Tier 1 common equity (non-GAAP) is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio (non-GAAP). The amounts disclosed as risk weighted assets are calculated consistent with banking regulatory requirements.

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Shareholders' equity (GAAP)	$ 2,834,281	$ 2,820,431	$ 2,791,738	$ 2,742,966	$ 2,702,894
Plus: Net unrealized (gains) losses on available-for-sale securities	5,547	14,612	3,702	17,925	29,297
Defined benefit postretirement plan losses in accumulated other comprehensive income	66,345	34,971	35,805	37,579	37,579
Trust preferred securities	—	—	74,502	74,501	74,500
Less: Intangible assets	71,020	73,953	76,886	79,819	82,755
Goodwill [a]	741,740	741,740	741,740	741,740	741,740
Disallowed deferred tax asset [c]	87,001	105,483	107,090	129,200	137,027
Other adjustments [b]	1,951	1,677	1,798	1,774	1,944
Tier 1 capital (regulatory) [c]	2,004,461	1,947,161	1,978,233	1,920,438	1,880,804
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Trust preferred securities	—	—	74,502	74,501	74,500
Tier 1 common equity (non-GAAP) [c]	1,904,461	1,847,161	1,803,731	1,745,937	1,706,304
Risk-weighted assets (regulatory) [c]	17,555,000	17,433,132	17,104,892	16,687,071	16,320,833
Tier 1 common equity ratio (non-GAAP) [c]	10.85%	10.60%	10.55%	10.46%	10.45%

[a] December 31, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million from previously reported.

[b] These include adjustments to other comprehensive income related to threshold deductions and other adjustments.

[c] December 31, 2014 data is estimated.



Reconciliation of Non-GAAP Measures: Basel III Common Equity Ratio

The following table provides calculations of Tier 1 common equity, based on the Corporation's current understanding of the Final Basel III requirements, released in July 2013. The Corporation currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulation. In June 2012, U.S. Regulators released three separate Notices of Proposed Rulemaking covering U.S. implementation of the Basel III framework. In July 2013, U.S. Regulators released final rules covering the U.S. implementation of the Basel III framework, which will change capital requirements and place greater emphasis on common equity.   For the Corporation, the Basel III framework will be phased in beginning in 2015 with full implementation complete beginning in 2019. The calculations provided below are estimates, based on the Corporation's current understanding of the final framework, including the Corporation's interpretation of the requirements, and informal feedback received through the regulatory process. The Corporation's understanding of the framework is evolving and will likely change as analysis and discussions with regulators continue. Because the Basel III implementation regulations are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using the Basel III framework, we believe that it is useful to provide investors the ability to assess the Corporation's capital adequacy on the same basis.

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Shareholders' equity (GAAP)	$ 2,834,281	$ 2,820,431	$ 2,791,738	$ 2,742,966	$ 2,702,894
Plus Net unrealized (gains) losses on available-for-sale securities	5,547	14,612	3,702	17,925	29,297
Defined benefit postretirement plans in accumulated other comprehensive income	66,345	34,971	35,805	37,579	37,579
Less: Non-qualifying goodwill [a]	741,740	741,740	741,740	741,740	741,740
Non-qualifying intangible assets [b]	71,020	73,953	76,886	79,819	82,755
Other fully phased-in adjustments [c] [d]	174,990	174,716	174,837	174,813	207,906
Basel III tier 1 capital (regulatory) [d]	1,918,423	1,879,605	1,837,782	1,802,098	1,737,369
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Basel III tier 1 common equity (regulatory) [d]	1,818,423	1,779,605	1,737,782	1,702,098	1,637,369
Basel I risk-weighted assets (regulatory) [d]	17,555,000	17,433,132	17,104,892	16,687,071	16,320,833
Basel III risk-weighted assets (regulatory) [d]	18,313,614	18,191,746	17,863,506	17,445,685	17,114,143
Basel III tier 1 common equity ratio (non-GAAP) [d]	9.93%	9.78%	9.73%	9.76%	9.57%

[a] December 31, 2013 data reflects purchase accounting adjustments which resulted in an increase to goodwill of approximately $1.9 million from previously reported.

[b] Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets on a phased in basis with a 40% reduction beginning January 1, 2015 with a 100% reduction beginning January 1, 2018. These assets are partially allowed in Basel I capital.

[c] Estimates of fully phased-in adjustments for disallowed deferred tax assets, other comprehensive income related to threshold deductions and other fully phased-in adjustments.

[d] December 31, 2014 data is estimated.



Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2014 and 2013 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Net income (GAAP)	$ 61,079	$ 63,898	$ 59,519	$ 53,455	$ 57,174
Net income adjustments					
Plus: Restructure expenses, net of taxes	564	—	—	—	—
Acquisition related expenses, net of taxes	—	—	78	628	3,874
Branch closure costs, net of taxes	—	—	2,568	—	676
Adjusted net income (non-GAAP)	*61,643*	*63,898*	*62,165*	*54,083*	*61,724*
Annualized net income (GAAP)	242,324	253,508	238,730	216,790	226,832
Annualized adjusted net income (non-GAAP)	*244,562*	*253,508*	*249,343*	*219,337*	*244,883*
Average assets (GAAP)	24,664,987	24,583,776	24,291,276	24,144,570	24,034,846
Average equity (GAAP)	2,849,618	2,807,886	2,768,352	2,733,226	2,673,635
Average tangible common equity (non-GAAP)	1,935,435	1,890,760	1,848,299	1,810,234	1,749,754
Return on average assets (GAAP)	0.98%	1.03%	0.98%	0.90%	0.94%
Adjusted return on average assets (non-GAAP)	*0.99%*	*1.03%*	*1.03%*	*0.91%*	*1.02%*
Return on average equity (GAAP)	8.50%	9.03%	8.62%	7.93%	8.48%
Adjusted return on average equity (non-GAAP)	*8.58%*	*9.03%*	*9.01%*	*8.02%*	*9.16%*
Return on average tangible common equity (non-GAAP)	12.52%	13.41%	12.92%	11.98%	12.96%
Adjusted return on average tangible common equity (non-GAAP)	*12.64%*	*13.41%*	*13.49%*	*12.12%*	*14.00%*



FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Net interest income (TE) (non-GAAP)	$ 196,509	$ 197,644	$ 199,666	$ 197,854	$ 202,145
Noninterest income (GAAP)	71,960	69,733	72,560	67,270	72,420
Noninterest income adjustments:					
Gains (losses) on sales of securities	16	14	80	56	—
Branch closure costs	—	—	3,951	—	1,040
Adjusted noninterest income (non-GAAP)	71,944	69,719	76,431	67,214	73,460
Adjusted total revenue, TE excluding securities gains (losses) (non-GAAP)	268,453	267,363	276,097	265,068	275,605
Noninterest expense (GAAP)	165,041	163,145	167,400	169,331	178,620
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,933	2,933	2,933	2,936	2,692
Restructure expenses	868	—	—	—	—
Branch closures costs and acquisition related expenses	—	—	120	966	5,960
Adjusted noninterest expense (non-GAAP)	161,240	160,212	164,347	165,429	169,968
Fee income ratio, as reported (non-GAAP)	26.80%	26.08%	26.63%	25.36%	26.38%
Efficiency ratio, as reported, excluding amortization of intangible assets and securities gains (losses) (non-GAAP)	60.39%	59.92%	60.43%	62.77%	64.08%
Efficiency ratio, as adjusted (non-GAAP)	60.06%	59.92%	59.53%	62.41%	61.67%



FIRSTMERIT. Corporation

FIRSTMERIT Corporation

Fourth Quarter 2014 Earnings Conference Call

Supplemental Information

January 27, 2015

